EXHIBIT 14.1
CODE OF BUSINESS CONDUCT AND ETHICS

As Amended on:
July 24, 2008

Message from the Chief Executive Officer
     Our success as a property and casualty reinsurance company is dependent upon our employees and our culture. In today’s business environment, it is critical that our clients and business partners have confidence and trust in Platinum. Any activity by you that violates the law or is otherwise unethical, even if intended to benefit Platinum, is directly contrary to Platinum’s interests. Illegal or unethical conduct by any person associated with the Company undermines Platinum’s reputation as a trustworthy and ethical member of the community and the reinsurance industry.
     Platinum has established a compliance and ethics program designed to prevent and detect violations of law and to promote an organizational culture that encourages ethical conduct and compliance with the law. The Code of Business Conduct and Ethics is the foundation of Platinum’s compliance program. By design, the Code goes beyond the requirements of applicable laws and industry practice. You must comply with the Code to ensure that business decisions are aligned with Platinum’s commitment to ethical standards.
     No single code of conduct can address every conceivable situation or ethical dilemma that you may face. If you have a question or a concern regarding the Code or its application in a particular situation, you should contact your Compliance Officer or the General Counsel of Platinum Underwriters Holdings, Ltd. (the “General Counsel”). Platinum has also established the AlertLine website and toll-free compliance hotline as a means for you to report concerns anonymously.
     Thank you for your commitment to ethical conduct, honesty and integrity.
Michael D. Price

Introduction
     The Code of Business Conduct and Ethics (the “Code”) applies to Platinum Underwriters Holdings, Ltd. and its subsidiaries and to all Platinum employees, officers, and interns (collectively, for purposes of the Code, “employees”) and directors and consultants. You each have an affirmative duty to report promptly any conduct that may violate the law or conflict with the Code or any of Platinum’s other policies and procedures. Any failure to report such conduct or failure to adhere to the law or the Code may have serious legal consequences and will result in disciplinary action by the Company, including, where appropriate, termination of employment.
          The Company will not retaliate against anyone who, in good faith, notifies the Company of a possible violation of law or the Code, or cooperates with an investigation of any violation, permit retaliation by management or other employees, or tolerate any harassment or intimidation of anyone who reports a possible violation.
     You must sign an acknowledgment confirming that you have read and understand the Code. The Company will also require an annual certification of compliance with the Code. However, failure to read the Code or sign an acknowledgment or annual certification does not excuse compliance with the Code.
Compliance with Laws and Platinum’s Policies
     You must behave in an ethical manner and comply with all laws, rules and regulations that apply to Platinum’s business affairs in the various jurisdictions in which the Company operates. It is the responsibility of each of you to know and follow the law in the applicable jurisdiction. In addition, you must comply with the Code and all of Platinum’s other policies and procedures that are applicable to you and that are posted on the Company’s Intranet site.
Conflicts of Interest
     Employees and directors must avoid any interest that conflicts or appears to conflict with the interests of the Company. A conflict of interest exists if your actions are, or could reasonably appear to be, influenced directly or indirectly by personal considerations, duties owed to or interests in persons or entities other than the Company, or by actual or potential personal benefit or gain. In general, you should avoid situations where your personal or other business interests conflict, or appear to conflict, with those of the Company.
     Any time you believe that a conflict of interest may exist, it must be reported to and approved by your Compliance Officer and reported to the General Counsel. A conflict of interest that involves an officer who is an Executive Vice President or above (or its equivalent) must be approved by the Board of Directors (or its designated committee). Other potential conflicts of interest will be reported in due course to the Board of Directors (or its designated committee).
     Although it is not possible to describe every conceivable conflict of interest, some situations in which conflicts of interest may arise, and therefore should be avoided, are:

     (a) Family Members
     A conflict of interest may arise if an employee’s or director’s family member works for a client, broker or other business partner. Before doing business on Platinum’s behalf with such an organization, you must disclose the situation to your Compliance Officer. In addition, employees who may influence an employment decision at the Company must avoid giving an unfair advantage to anyone with whom they have a personal relationship. In particular, employees may not hire relatives or attempt to influence any decisions about the employment or advancement of people related to or otherwise close to them. In the event that your relatives work for the Company, they may not report directly to you or vice versa.
     (b) Interests in Other Businesses
     In general, employees, directors and their family members may not own, directly or indirectly, a significant financial interest in any company that does business or seeks to do business with Platinum or competes with Platinum in the reinsurance market. A significant financial interest is a factual determination that will vary for each individual (e.g., whether the financial interest could influence the individual’s objectivity or independence of judgment under the particular circumstances).
     Non-employee directors may not have significant financial interests in or be affiliated with a company with whom Platinum does business or proposes to do business unless the director:
(i)	discloses any such relationship promptly after the director becomes aware of it,

(ii)	removes himself or herself from any Board activity that directly impacts the relationship between Platinum and any such company, and

(iii)	obtains prior approval of the Board of Directors (or its designated committee) for any transaction of which the director is aware between Platinum and any such company that is not in the ordinary course of business.
     (c) Outside Employment
     Employees are generally not permitted to take additional part-time jobs or do other work after hours, such as consulting, serving in certain capacities (e.g., arbitrator, mediator or expert witness, etc.) or other fee-earning services, in the reinsurance industry or any related business. The duties of non-employee directors relating to employment and changes in employment are set forth in the Company’s Corporate Governance Guidelines.
     (d) Service on Boards
     Serving as a director of another corporation, for-profit organization or government agency may create a conflict of interest. Before accepting an appointment to the board or a committee of any organization whose interests may conflict with Platinum’s interests, an employee must discuss it with and obtain approval from his or her Compliance Officer. The duties of non-employee directors relating to directorships with other companies are set forth in the Company’s Corporate Governance Guidelines
     (e) Loans
     The Company will not extend credit in the form of personal loans to, or guarantee any obligation of, you or your family members.
     (f) Gifts and Entertainment
     Platinum is dedicated to treating fairly and impartially all persons and firms with whom it does business and will not seek or grant special considerations. Therefore, you must not give or receive gifts, entertainment or gratuities that could influence or be perceived to influence business decisions.
     You must never solicit a gift or favor from brokers, clients or other business partners. You may not accept gifts of cash or cash equivalents. However, you may accept novelty or promotional items or modest gifts related to commonly recognized occasions (such as a promotion, holiday, wedding or retirement) and invitations to a sporting activity, entertainment or meal if such gift or entertainment: (i) is reasonable and customary, and (ii) would not embarrass the Company or the people involved if publicly disclosed. When in doubt, gifts or entertainment should be disclosed to your Compliance Office or the General Counsel.
     Gifts of nominal value and reasonable entertainment for clients, brokers, potential clients and other business partners are permitted. However, any gift or entertainment: (i) must be reasonable and customary, and (ii) must not embarrass Platinum or the recipient if publicly disclosed.
     Under no circumstances can any bribe, kickback, illegal payment or gift of cash or cash equivalents be made. Moreover, special rules may apply when dealing with government employees. If you are not sure whether a specific gift or entertainment is permissible, or if you are dealing with a government employee, contact your Compliance Officer or the General Counsel.
Presentation/Honorarium Guidelines
     Before making presentations (i.e., speeches, seminars, teaching or writing an article or book) relating to work or the reinsurance industry, particularly if an honorarium or other compensation is being provided, employees must discuss these activities in advance with their Compliance Officer or the General Counsel.
     If the presentation could disclose confidential, proprietary or sensitive business information, you must obtain prior approval from the General Counsel. Clearance from the General Counsel is also required in cases where presentations involving the Company are likely to be reported by the media.

Confidentiality and Privacy
     You may have access to proprietary and confidential information concerning the Company’s business, clients, brokers and other business partners. You must keep such information confidential during your service to the Company as well as thereafter, and not use that confidential information other than in the course of your service. In addition, you may not disclose or communicate that confidential information except when authorized or legally required to do so. Further, attorney-client communications and attorney work product must be kept confidential and may not be disclosed without the prior written consent of the General Counsel.
     Proprietary or confidential information obtained by you in other capacities (including former employment) should not be used in violation of any applicable restrictions on the use of such information. You should inform your manager and your Compliance Officer if you are subject to any such restrictions.
     Finally, the theft or knowing receipt of stolen proprietary information is a crime in most jurisdictions. Should you be offered or discover another’s proprietary information, or become aware of the existence of misappropriated information, you should immediately contact your Compliance Officer.
     To ensure the confidentiality of any personal information collected by or provided to the Company and to comply with applicable laws and regulations, any person in possession of non-public, personal information with respect to the Company’s employees, clients, potential clients or a client’s insureds or policyholders must maintain the highest degree of confidentiality and must not disclose such information without appropriate authorization.
Corporate Opportunities
     Employees and directors may not compete with the Company. You may not take for yourself personally opportunities that are discovered through the use of Company property, information or position. You may not use Company property, information or position for personal gain. Similarly, all intellectual property rights with respect to any inventions, data, processes, computer software programs, models or discoveries that are made by you in the course of your service to the Company and that relate to the business of the Company belong to the Company.
Fair Dealing
     When a company fails to negotiate, perform or market in good faith, it may seriously damage its reputation and lose the loyalty of its clients. You must deal honestly and fairly with the Company’s clients, brokers, competitors, regulators and employees. You should not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation or other unfair business practice.

Protection and Proper Use of Company Assets
     You have a responsibility to protect Company assets from loss, theft, misuse and waste. Company assets may be used only for legitimate business purposes. Incidental personal use of telephones, fax machines, copy machines, personal computers, e-mail and similar equipment is generally allowed if: (i) it is occasional, (ii) there is no significant additional cost to the Company, (iii) it does not interfere with work responsibilities, (iv) it is not related to an illegal activity or outside business, and (v) it does not otherwise violate the Code. You are expected to use good judgment with respect to such incidental personal use.
Securities Laws and Insider Trading
     Purchases and sales of the Company’s common and preferred shares and any other debt or equity securities that may be issued by Platinum Holdings or any of its subsidiaries (collectively, the “Platinum Securities”) are subject to regulation and potential criminal and civil liability under the federal securities laws. If you are in possession of material, non-public information regarding the Company or its business, operations or prospects, you may not disclose that information to anyone outside the Company and neither you nor any of your family members may purchase or sell Platinum Securities. Purchasing or selling Platinum Securities while you are in possession of material, non-public information regarding the Company is illegal. A violation is a serious offense and may result in termination of employment and/or prosecution. “Material information” is defined generally as information that likely would be considered important by a reasonable investor, including information that likely would have an effect on the market price of Platinum Securities. Information is considered to be “public” only when it has been released to the public through appropriate channels and enough time has elapsed to permit the investment market to absorb and evaluate the information. If you have any question as to whether any information in your possession is material and/or non-public, please contact the General Counsel.
     Nevertheless, investment by you in Platinum Securities is encouraged. In order to protect the Company and you from liability that could result from a violation of the applicable laws or regulations, the Company has implemented the following policy with respect to trading in Platinum Securities. You may engage in purchases or sales of Platinum Securities only during certain “open window” periods. Trades are permitted during the two-week “open window” period that begins on the second business day after the public release of Platinum’s quarterly earnings, unless the General Counsel has designated a “blackout” period as described below. Of course, neither you (nor any other person) may buy or sell Platinum Securities, even during open window periods (or at any other time), if you are (or such other person is) in possession of material, non-public information concerning Platinum.
     Trading is permitted during the period immediately following the open window period only with prior clearance from the General Counsel or the Chief Financial Officer (which clearance will be in effect for two business days following the grant of the clearance unless you are specifically advised otherwise).
     No clearances for trading will be granted during the “blackout” period which covers the four weeks immediately preceding, and extends through the first business day following,

the public release of Platinum’s quarterly earnings. In addition, the General Counsel has authority at any time to designate a “blackout” period over all trading in Platinum Securities (even during an open window period), as well as over trading in securities of companies with which the Company does or may do business or in which the Company invests or may invest. The existence of a blackout period designated by the General Counsel should be treated as confidential information.
     Certain transactions in Platinum Securities may be completed at any time, such as the exercise of options granted by Platinum. However, the sale of any common shares received upon the exercise of options (in connection with a broker-assisted cashless exercise of options, for example) is subject to the Company’s securities trading policy outlined above.
Antitrust and OFAC Compliance
     Antitrust laws promote competition and protect the free market system. Platinum acts in full compliance with all applicable antitrust laws. With respect to U.S. antitrust laws, the Antitrust Compliance Policy and Manual of Platinum Underwriters Reinsurance, Inc. provides a comprehensive discussion of your responsibilities under state and federal antitrust laws.
     The Office of Foreign Assets Control (“OFAC”) of the U.S. Department of the Treasury administers and enforces economic and trade sanctions programs against countries deemed to be hostile to U.S. national security or foreign policy interests. Platinum complies with all of the OFAC regulations. More information regarding OFAC is available on the U.S. Department of the Treasury web site at http://www.treas.gov/offices/enforcement/ofac/.
Accuracy of Company Records and Accounting Procedures
     Accuracy, reliability and timeliness in the preparation of all financial and business records is mandated by law and is of critical importance to Platinum’s decision making process and to the proper discharge of Platinum’s financial, legal and reporting obligations. The books, records and disclosure provisions of the U.S. federal securities laws, the Foreign Corrupt Practices Act and other applicable laws require the Company to maintain accurate books and records and to devise, and have in place, adequate systems of disclosure controls and procedures and internal control over financial reporting. Such laws may provide for criminal and civil penalties for violations of these requirements.
     All Company funds and assets must be recorded in accordance with Company procedures. All information you record or report on Platinum’s behalf, whether for Company purposes or for third parties, must be done accurately and honestly. All Company records (including accounts and financial statements) must be maintained in reasonable and appropriate detail, must be kept in a timely fashion, and must appropriately reflect Company transactions. No undisclosed or unrecorded funds or assets shall be established for any purpose. Falsifying records or keeping unrecorded funds and assets is a serious offense and may result in termination of employment and/or prosecution.
     Information derived from Company records is provided to shareholders, investors and government agencies. The disclosure in reports and documents that the Company files with,

or submits to, the Securities and Exchange Commission and other public communications made by the Company must be full, fair, accurate, timely and understandable. Therefore, Company records must conform not only to the Company’s internal and disclosure controls, but also to generally accepted accounting principles and other laws and regulations.
     If you are unsure about the accounting treatment of a transaction or believe that a transaction has been improperly recorded, or you otherwise have a concern or complaint regarding an accounting or audit matter or Platinum’s internal accounting controls, you should confer with your Compliance Officer, the General Counsel, the internal audit officer or the Chairman of the Audit Committee.
Political Activity and Contributions
     Platinum will fully comply with all political contribution laws. Company funds may not be used for contributions of any kind to any political party or committee or to any candidate or holder of any government position unless such contribution is permitted by law and complies with Company policies.
     It is against Company policy for employees to lobby other employees on behalf of a political candidate during the workday or during any Company sponsored events. Outside normal office hours, you are free to participate in political campaigns on behalf of candidates or issues and to make personal political contributions, but you must do so in a way that does not imply that your activities are on behalf of the Company.
Equal Employment Opportunity and Anti-Harassment
     The Company is committed to providing equal employment opportunities for all employees and will not tolerate any speech or conduct that is intended to, or has the effect of, discriminating against or harassing any qualified applicant or employee because of his or her race, color, religion, sex (including pregnancy, childbirth or related medical conditions), national origin, sexual orientation, age, physical or mental disability, alienage or citizenship status, marital status, veteran status or any characteristic protected by law.
     “Harassment” includes any conduct likely to cause offense or humiliation to any person or that might be perceived by a reasonable person to place a condition on employment or any opportunity for training or promotion. In particular, sexual harassment, whether verbal, physical or environmental, and whether in the workplace itself or in outside work-sponsored settings, is unacceptable and will not be tolerated. Sexual harassment includes unwelcome and unwanted sex-based conduct: (i) when an employee’s submission to or rejection of such conduct is made implicitly or explicitly a term or condition of his or her employment or otherwise affects decisions regarding hiring, evaluation, promotion or any other aspect of employment; or (ii) when such conduct substantially interferes with an individual’s employment or creates an intimidating, hostile or offensive work environment.
     The Company will not tolerate discrimination or harassment by anyone, including managers, co-workers, clients, brokers or other business partners. This policy extends to every phase of the employment process, including recruiting, hiring, training, promotion, compensation, benefits, discipline and termination, layoffs, and company-sponsored educational, social and recreational programs. If you observe conduct that you believe is discriminatory or harassing, or if you feel you have been the victim of discrimination or harassment, you should notify your Compliance Officer immediately. The Company will investigate all such reports and take appropriate action.
Health and Safety
     The Company will conduct its business in a manner designed to protect the health and safety of its employees, the public and the environment. The Company’s policy is to comply with all applicable governmental health, safety and environmental requirements. Accordingly, you must follow all safety laws and regulations, as well as Company safety policies and procedures. You must immediately report any accident, injury or unsafe equipment, practices or conditions to your Compliance Officer.
Reporting Possible Violations, Asking for Help and Reporting Concerns
     You must report possible violations of the Code or the law to your Compliance Officer, the General Counsel or the internal audit officer, as appropriate, or through the AlertLine website or AlertLine’s 24-hour, toll-free compliance reporting hotline listed below. The General Counsel will report to the Board of Directors (or its designated committee) regarding issues arising in connection with the Code. You are also required to cooperate in any investigations into such violations. The Company prefers that you give your identity when reporting a possible violation to allow the Company to contact you in the event further information is needed to investigate the violation. Your identity will be maintained in confidence to the extent practicable under the circumstances. However, you may also report violations anonymously. All reported violations will be investigated.
     The Company considers enforcement of the Code to be among its highest priorities, but it also recognizes that it is sometimes difficult to distinguish between permissible and impermissible conduct. For that reason, the Company encourages open communication. Whenever you have a question or concern, or are unsure about the appropriate course of action:
•	Speak with your manager, who may have the information you need, or may be able to refer the matter to the appropriate person.

•	If you are uncomfortable speaking with your manager, you may also contact any manager in the Company with whom you feel comfortable or your Compliance Officer, the internal audit officer or the General Counsel.

•	You may submit questions or concerns via the AlertLine web site at https://compliance-helpline.com/login.jsp (“Platinum” and “broadway” are the generic user name and password), or AlertLine’s 24-hour, toll-free compliance reporting hotline. In the United States, you may call 1-800-93-ALERT (1-800-932-5378). In London, you should first dial the direct access number 0-800-89-0011 or 0-500-89-0011, followed by 800-932-5378. In Bermuda, you should first dial the direct access number 1-800-872-2881, followed by 800-932-5378.

•	In addition to the contacts listed above, if you have concerns or complaints about accounting or audit matters or Platinum’s internal accounting controls, you may direct your concern to the internal audit officer or the Chairman of the Audit Committee of the Board of Directors.
     The Company will not retaliate against anyone who, in good faith, notifies the Company of a possible violation of law or the Code or cooperates with an investigation of any violation, permit retaliation by management or other employees, or tolerate any harassment or intimidation of anyone who reports a possible violation. To the fullest extent possible, the Company will keep complaints and the terms of their resolution confidential.
Waivers and Amendments
     Because of the importance of the matters addressed by the Code, waivers will only be granted in limited circumstances and at the sole discretion of the Company. Any request for a waiver must be submitted in writing to the General Counsel. The waiver of any provision of the Code for a director or an executive officer must be approved by the Board of Directors (or its designated committee) and will be promptly disclosed to shareholders to the extent required by law or regulation. Waivers that have been granted to employees will be reported to the Board of Directors (or its designated committee) in due course.
     The Board of Directors reserves the right to amend the Code at any time and for any reason, subject to applicable laws.
In adopting and publishing the Code, you should note that (i) the Code may exceed minimum legal requirements or industry practice, and (ii) nothing contained in the Code should be construed as a binding definition or interpretation of a legal requirement or industry practice.
Please be advised that the Code is not an employment contract and does not modify the employment relationship between you and the Company. Nor does the Code create any contractual or legal rights between you and the Company. Unless an employee has a written employment agreement with the Company, all employment is at will, which means that the Company and the employee each have the right to terminate their employment relationship at any time for any reason with or without cause and with or without notice subject to the requirements of applicable law and the Company’s non-retaliation policy for good faith reporting of actual or suspected violations of law, the Code or Company policies and procedures.

ACKNOWLEDGMENT
     I understand that the Code of Business Conduct and Ethics (the “Code”) of Platinum Underwriters Holdings, Ltd. (the “Company”) forms a part of my terms of employment or service to the Company.
     I understand that it is my responsibility to read and understand the Code, to seek clarification or further information, if needed, and to comply with the Code, including the compliance procedures set forth in the Code.
     I acknowledge that, on the date below, I attended a legal compliance training session, which included an explanation of the Code and the compliance procedures set forth therein. I also received a copy of the Code for my review. I understand that a breach or violation of the Code may result in disciplinary action (which may include termination of my employment or service to the Company).
     I further acknowledge that I have been afforded the opportunity to ask any questions concerning the Code.

Signature

Date

Name

ANNUAL CERTIFICATION OF COMPLIANCE
     The Code of Business Conduct and Ethics (the “Code”) of Platinum Underwriters Holdings, Ltd. (the “Company”), as it may be amended from time to time, forms a part of my terms of employment or service to the Company. I understand that it is my responsibility to read, understand, and comply with the Code. I undertake to report promptly, in accordance with the Code, any circumstances in the Company’s business or operations that may involve a violation of any applicable law, rule or regulation and any other circumstances that may involve a violation of the Code. I confirm that I do not know of any such circumstances not previously reported.

Signature

Date

Name

COMPLIANCE REPORTING RESOURCES
As of July 24, 2008

General	Michael E. Lombardozzi	Platinum US	Kenneth J. Spokony
Counsel and	Platinum Underwriters Holdings, Ltd.	Compliance	Platinum Underwriters Reinsurance, Inc.
Chief	The Belvedere Building	Officer	2 World Financial Center
Compliance	69 Pitts Bay Road, 2nd Floor		225 Liberty Street, Suite 2300
Officer	Pembroke HM 08, Bermuda		New York, New York 10281
	Tel: (441) 298-0752		Tel: (212) 238-9266

Internal	Jeremiah J. Downing	Platinum UK	Michael Coldman
Audit Officer	Platinum Administrative Services, Inc.	Compliance	Platinum Re (UK) Limited
	2 World Financial Center	Officer	1st Floor
	225 Liberty Street, Suite 2300		St. Clare House
	New York, New York 10281		30-33 Minories
	Tel: (212) 238-9239		London EC3N 1DD
United Kingdom
Tel: 011 44 20-7709-1655

Audit	H. Furlong Baldwin (Chairman)	Platinum	Francois Bertrand
Committee	Jonathan F. Bank	Bermuda	Platinum Underwriters Bermuda, Ltd.
	Dan R. Carmichael	Compliance	The Belvedere Building
	Robert V. Deutsch	Officer	69 Pitts Bay Road, 2nd Floor
	A. John Hass		Pembroke HM 08, Bermuda
	Peter T. Pruitt		Tel: (441) 298-0773
c/o Platinum Underwriters Holdings, Ltd.
The Belvedere Building
69 Pitts Bay Road, 2nd Floor
Pembroke HM 08, Bermuda
Tel: (441) 295-7195

Corporate	James M. Conway	Platinum	Christina M. Parker
Compliance	Platinum Underwriters Reinsurance, Inc.	Administrative	Platinum Administrative Services, Inc.
Counsel	2 World Financial Center	Services, Inc.	2 World Financial Center
	225 Liberty Street, Suite 2300	Compliance	225 Liberty Street, Suite 2300
	New York, New York 10281	Officer	New York, New York 10281
	Tel: (212) 238-9547		Tel: (212) 238-9497
     AlertLine Website Reporting:
•	https://compliance-helpline.com/login.jsp

•	“Platinum” and “broadway” are the generic user name and password
     AlertLine 24-Hour Toll-Free Compliance Reporting Hotline:
•	In the United States: call 1-800-93-ALERT (1-800-932-5378)

•	In London: first dial the direct access number 0-800-89-0011, or 0-500-89-0011, followed by 800-932-5378

•	In Bermuda: first dial the direct access number 1-800-872-2881, followed by 800-932-5378